UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

CORRIDOR VENTURES II ACQUISITION CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

None
(CUSIP Number)

David K. Waldman
995 Orion Court, Merrick, NY 11566
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2010
(Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

               *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Corridor Ventures, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[ ]
(b)[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7.	SOLE VOTING POWER	2,000,000
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	2,000,000
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%
14.	TYPE OF REPORTING PERSON

OO

Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS

David K. Waldman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[ ]
(b)[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7.	SOLE VOTING POWER	2,000,000(1)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	2,000,000(1)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%(1)
14.	TYPE OF REPORTING PERSON

IN

(1) Represents 2,000,000 shares held by Corridor Ventures, LLC, a Nevada limited liability company, which is controlled by David K. Waldman, its sole manager. Mr. Waldman expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Page 3 of 7 Pages

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Corridor Ventures II Acquisition Corp., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 995 Orion Court, Merrick, NY.

Item 2. Identity and Background.

(a)           The persons filing this Statement are David K. Waldman, a natural person, and Corridor Ventures, LLC, a Nevada limited liability company (“Ventures” and together with Mr. Waldman, the “Reporting Persons”).

(b)           The business address of Mr. Waldman and Ventures is 995 Orion Court, Merrick, NY.

(c)           Mr. Waldman currently serves as President of Crescendo Communications, LLC, an investor relations firm, which he founded in 2006. Ventures is a holding company and it’s principal business is to hold, transact or otherwise deal in the securities of the Issuer and another blank check company. Ventures controlled by Mr. Waldman.

(d)-(e)     During the last five years, neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Waldman is a citizen of the United States of America. Ventures is a Nevada limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

Ventures invested its working capital to acquire 1,000,000 of the total 2,000,000 shares. It paid an aggregate purchase price of $1,000 for those shares. The Issuer granted 1,000,000 of the 2,000,000 shares to Ventures in consideration for the services rendered to the Issuer by Venture’s principal, David K. Waldman.

Mr. Waldman is the sole Manager of Ventures and may be deemed to be the beneficial owner of the shares held by Ventures. Mr. Waldman expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Issuer’s Common Stock as described in Item 3 above. The Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Waldman beneficially owns and controls the 2,000,000 shares of the Issuer’s Common Stock held by Ventures, representing 100% of the outstanding shares of the Issuer’s Common Stock. Mr. Waldman owns and controls the shares held by Ventures because he is Venture’s only manager. Mr. Waldman expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Page 4 of 7 Pages

(b)           Mr. Waldman has sole voting and dispositive power over the 2,000,000 shares of the Issuer’s Common Stock that are directly and beneficially owned by Ventures. Mr. Waldman does not own any other securities of the Issuer.

(c)           Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)           Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Joint Filing Agreement between Mr. Waldman and Ventures.

Page 5 of 7 Pages

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2010

CORRIDOR VENTURES, LLC

By: /s/ David K. Waldman
Name: David K. Waldman
Title: Sole Manager

/s/ David K. Waldman
David K. Waldman, Individually

Page 6 of 7 Pages

Exhibit 1

JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of CORRIDOR VENTURES II ACQUISITION CORP., and that this Agreement be included as an Exhibit to such joint filing.

          Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated: October 12, 2010

CORRIDOR VENTURES, LLC

By: /s/ David K. Waldman
Name: David K. Waldman
Title: Sole Manager

/s/ David K. Waldman
David K. Waldman, Individually